Growth Capital Acquisition Corp.

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

VIA EDGAR

January 26, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Growth Capital Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 12, 2021

File No. 333-248087

Dear Ms. Timmons-Pierce:

Growth Capital Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 25, 2021, regarding the Amendment No. 2 to Registration Statement on Form S-1 submitted to the Commission on January 12, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Pre-effective Amendment 2 to Registration Statement on Form S-1 filed January 12, 2021

Summary Financial Data, page 33

1.	We note your disclosure on page F-12 that all amounts due under the promissory notes will be payable on the earlier of: (i) March 31, 2021 or (ii) the date on which you consummate an initial public offering. As such, it appears to us the promissory notes payable of $135,325 should be included in calculating working capital as of September 30, 2020. Please revise your calculation or explain why you believe the current calculation is appropriate.

We respectfully advise the Staff that the “as adjusted” information gives effect to the sale of the units offered and the sale of the private warrants, as well as the payment of the costs of the offering from such sales and the repayment of the accrued and other liabilities to be repaid upon the consummation of this offering (including the promissory notes which are payable on the date of this offering assuming the offering takes place prior to March 31, 2021). Therefore, the Company believes that not including these liabilities in the as adjusted working capital as of September 30, 2020 provides a more accurate summary of the depicted financial information. The Company has revised its disclosure to further clarify and explain the above.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 26, 2021

2.	We note your disclosure of as adjusted working capital includes the cash held in trust from the proceeds of this offering. Since this cash will essentially be restricted, it appears to us it should not be included in calculating as adjusted working capital as of September 30, 2020. Please revise your calculation or explain why you believe the current calculation is appropriate.

In response to the Staff’s comment, we have removed the restricted cash from the calculation.

Exhibit 4.4, page 190

3.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such “exclusive jurisdiction.” We note the provision does not apply claims arising under the Exchange Act. If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to actions arising under the Securities Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.

In response to the Staff’s comment, we have revised the Registration Statement to disclose the exclusive forum selection provision in the form of warrant agreement and clarify that such provision applies to actions arising under the Securities Act. We also added related risk factor disclosure. The revised disclosure can be found on pages 61 and 129 of the Registration Statement and the revised form of warrant agreement is filed as Exhibit 4.4 to the Registration Statement.

Financial Statements

Statements of Changes in Stockholders' Equity, page F-5

4.	Please ensure that the amounts presented here and the amounts presented on your balance sheet agree. In this regard, we note that you have 3,593,750 shares of Class B common stock issued and outstanding for all periods presented on page F-5; however, on page F-3 you indicate you have 2,875,000 shares of Class B common stock issued and outstanding for all periods presented. Please correct this inconsistency.

In response to the Staff’s comment, we have revised the Registration Statement to correct this inconsistency.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 26, 2021

Note 5 – Commitments
Registration Rights, page F-13

5.	You disclose here that no cash penalties will be payable under the registration rights agreement; however, you disclose on page 135 that you will be liable for certain liquidated damages for failure to honor the registration rights pursuant to the registration rights agreement. Please revise your disclosures to address this apparent discrepancy. Please also provide the disclosures required by ASC 825-20-50-1.

In response to the Staff’s comment, we have revised our financial statements to address the discrepancy and also added disclosures required by ASC 825-20-50-1.

Note 7 - Subsequent Events, page F-14

6.	Please clarify your disclosure here and on page F-10 to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, we have revised our financial statements to disclose the actual date through which subsequent events have been evaluated.

*   *   *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Jeffrey W. Rubin, at jrubin@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ George Syllantavos
Name:	George Syllantavos
Title:	Co-Chief Executive Officer, Chief Financial Officer, and Director

cc: Ellenoff Grossman & Schole LLP